FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

MARCH 31, 2006

1.  NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

2.  STATEMENT OF EARNINGS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

	Three months ended March 31,
	2006	2005
EXPENSES
Management fees	$34,500	34,500
Consulting	19,345	400
Promotion and travel	16,585	4,789
Advertising	12,308	7,038
Office and general	11,170	7,259
Filing fees	5,250	6,095
Accounting	4,000	4,300
Legal	2,408	23,139
Investor relations	3,000	3,550
Rent	2,670	1,280
Insurance	2,500	-
Transfer agent fees	1,326	2,895
	115,062	95,245
Net loss before other items and income taxes	(115,062)	(95,245)
OTHER ITEMS
Interest income	483	610
Write-down of marketable securities	-	(6,000)
	483	(5,390)
Net loss before income taxes	(114,579)	(100,635)
Future income tax recovery	-	22,263
Income taxes	-	(3,125)
NET LOSS	(114,579)	(81,497)
Deficit, beginning of period	(4,291,717)	(3,781,690)
DEFICIT, end of period	$(4,406,296)	(3,863,187)
LOSS PER SHARE - BASIC / DILUTED	$(0.01)	(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	20,397,711	13,398,972

ACREX Ventures Ltd.

BALANCE SHEET

Unaudited - See Notice to Reader

	March 31,	December 31,
	2006	2005
ASSETS
Current
Cash and short-term investments	$340,025	408,332
Marketable securities	16,000	16,000
Other receivables	10,854	11,667
Prepaid expenses	8,175	-
	375,054	435,999
Mineral properties [Note 2]	1,166,993	1,152,693
	$1,542,047	1,588,692
LIABILITIES
Current
Accounts payable and accrued expenses	$40,268	33,306
SHAREHOLDERS' EQUITY
Share capital [Note 3]	5,690,678	5,629,706
Contributed surplus [Note 4]	217,397	217,397
Deficit	(4,406,296)	(4,291,717)
	1,501,779	1,555,386
	$1,542,047	1,588,692

APPROVED ON BEHALF OF THE BOARD:

"T.J MALCOLM POWELL"

"CARL R. JONSSON"

Director

Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited - See Notice to Reader

	Three months ended March 31,
	2006	2005
OPERATIONS
Net loss	$(114,579)	(81,497)
Less item not involving cash:
Write-down of marketable securities	-	6,000
Future income tax recovery	-	(22,263)
	(114,579)	(97,760)
Changes in non-cash working capital balances:
Decrease (increase) in other receivables	813	(9,035)
Increase in accounts payable and accrued expenses	6,962	28,085
Increase in prepaid expenses and deposits	(8,175)	(22,420)
	(114,979)	(101,130)
FINANCING
Issuance of common shares	60,972	224,048
Increase in share subscription receivable	-	(5,025)
	60,972	219,023
INVESTING
Mineral properties:
Option payments	-	(5,000)
Exploration expenditures	(14,300)	(18,710)
Increase (decrease) in cash and short-term investments	(68,307)	94,183
Cash and short-term investments, beginning of period	408,332	229,231
CASH AND SHORT-TERM INVESTMENTS, end of period	$340,025	323,414

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2006

Unaudited - See Notice to Reader

1.  NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.  MINERAL PROPERTIES

		Spanish
	Michaud	Mountain	Nachako	Total
Acquisition costs
Balance, beginning of period	$25,000	10,500	-	35,500
Acquisition fees	-	-	9,781	9,781
Balance, end of period	25,000	10,500	9,781	45,281
Exploration costs
Balance, beginning of period	1,101,538	15,655	-	1,117,193
Consulting	-	2,500	-	2,500
Other	-	2,019	-	2,019
Balance, end of period	1,101,538	20,174	-	1,121,712
	$1,126,538	50,848	9,781	1,166,993

Michaud gold claims, Ontario, Canada - On November 26, 2004, the Company entered into a Joint Venture Agreement with Porcupine Mines Inc. ("Moneta") for a 50% interest in the exploration, development and mining of certain mineral claims in the Michaud Township, Ontario, Canada.

The agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.  Pursuant to these provisions, the Company has agreed with Moneta to acquire 50% of the net 75% interest (i.e. a 37.5% interest) in three contiguous adjoining mineral claims known to the parties as the Dyment Claims - which cover approximately 48 hectares.  To reimburse Moneta for its costs of the original acquisition of interests in the Dyment Claims the Company has paid Moneta $25,000 in cash and is committed to pay a further $25,000 on or before December 31, 2006.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2006

Unaudited - See Notice to Reader

2.  MINERAL PROPERTIES (continued)

Spanish Mountain claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

Acrex may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payment	Issuance
July 25, 2005 (completed)	$ 5,000	50,000
April 25, 2006	5,000	-
July 25, 2006	10,000	50,000
July 25, 2007	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	-
	$ 100,000	200,000

Nachako claims, British Columbia, Canada – On January 26, 2006 the Company signed a Letter of Intent (the “Letter”) with a prospector (the “Optionor”) giving it a right to negotiate option agreements on certain mineral claims, covering a total of approximately 1,200 Units (approximately 25,000 hectares) in the north central area of British Columbia.  The Company earned the rights by paying the costs (aggregating $9,781) of the Optionor filing mineral claims over the areas.

The Letter provides that the Company will sign one or more formal option agreements with the Optionor by July 31, 2006, each agreement to cover a maximum of 400 Units (a “Block”).  The terms of the option for each Block will provide for the following cash payments:

Cash
Due Date	Payment
On execution	$10,000
March 15, 2007	$10,000
March 15, 2008	15,000
March 15, 2009	30,000
$65,000

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2006

Unaudited - See Notice to Reader

2.    MINERAL PROPERTIES (continued)

The Company will also be required to issue 200,000 shares in its capital to the Optionor in blocks of 50,000 shares spread over three years after acceptance for filing of an option agreement by the TSX Venture Exchange.  An additional 200,000 shares will be issued to the Optionor on the receipt of a positive feasibility study on any of the property within a Block.

A 2.5% net smelter return royalty (NSR) will be reserved in the Optionor's favour against all the the Units comprising the Blocks.  The Company will have the right to purchase 0.5% NSR back from the Optionor each for $500,000 - to a maximum purchase of 1.5% for $1,500,000.  The rights of repurchase will continue until the date of the commencement of commercial production from Units in a Block.

3.   SHARE CAPITAL

The Company has authorized share capital of an unlimited number of common voting shares without par value. Issued share capital is as follows:

	2006		2005
Balance, beginning of period	20,115,991	$5,629,706	13,417,616	$4,931,283
Shares issued for cash and other:
Private placements	364,375	60,972	6,587,500	730,305
Property option payment	-	-	100,000	14,000
Finders fee	-	-	10,875	(23,619)
Future income taxes on expenditures
renounced to shareholders	-	-	-	(22,263)
Balance, end of period	20,480,366	$5,690,678	20,115,991	$5,629,706

Warrants - The Company has stock purchase warrants outstanding as follows:

	Outstanding			Outstanding
Exercise	December 31,			March 31,
Price	2005	Exercised	(Expired)	2006	Expiry date
$0.20	200,500	(125,250)	(75,250)	-	March 10, 2006
$0.20	600,000	-	(600,000)	-	March 24, 2006
$0.15	190,875	(70,875)	(120,000)	-	March 24, 2006
$0.18	2,428,440	(145,000)	-	2,283,440	May 16, 2006
$0.18	325,000	-	-	325,000	October 18, 2006
	3,744,815	(341,125)	(795,250)	2,608,440

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2006

Unaudited - See Notice to Reader

4.  CONTRIBUTED SURPLUS

	2006	2005
Balance - beginning of period	$217,397	112,000
Stock-based compensation	-	73,884
Agents' options and warrants	-	31,513
Balance - end of period	$217,397	217,397

5.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants. The following table summarizes the stock options outstanding at March 31, 2006:

Price	Number	Number	Expiry date
	Outstanding	Exercisable
$0.30	600,000	600,000	June 3, 2007
$0.28	565,000	565,000	November 4, 2008
$0.12	150,000	112,500	May 17, 2010
$0.12	485,000	485,000	July 7, 2010
$0.12	100,000	100,000	October 13, 2010
$0.12	100,000	100,000	December 5, 2010
	2,000,000	1,962,500

Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the pricing policies of the TSX Venture Exchange.  Options vest immediately when granted and expire five years from the date of the grant, unless the Board establishes more restrictive terms.

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the corporation.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2006

Unaudited - See Notice to Reader

5.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION (continued)

A summary of the changes in the Company's stock options for the quarter ended March 31, 2006 and year ended 2005 is presented below:

	2006			2005
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of year	2,520,380	$0.22	1,305,000	$0.29
Granted	-	-	835,000	0.12
Exercised	(23,250)	0.12	(140,000)	0.30
Agent's options	-	0.12	520,380	0.12
Outstanding, end of year	2,497,130	$0.22	2,520,380	$0.22

No options were granted during the period (2005: Nil) and therefore no stock compensation expense has been recorded.

6.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $3,647 from a law firm of which a director is a principal. Accounts payable includes $3,808 due to the law firm.

The Company incurred management fees of $27,000 and equipment rental charges of $2,601 from a company owned by a director and management fees of $7,500 from a company owned by another director of the Company.

7.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the Provinces of British Columbia, Ontario and Quebec.

8.  SUBSEQUENT EVENTS

On May 17, 2006 the Company completed a private placement of 3,000,000 units at $0.235 per Unit for proceeds of $705,000.  Each Unit consists of 1 share of the Company and one 1-year warrant entitling the purchase of another share for $0.30.